Exhibit 99.1

For immediate release Chennai, India
DETAILS OF EARNING CALL	October 28, 2026| 8:30 AM ET | 06:00 PM IST

Participant Dial in:

To join: +1- 877-545-0320 (Toll Free in the U.S. or Canada) or +1-973-528-0002 (International) | Access Code: 656813

On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster5.com/Webcast/Page/2184/54697

Replay: +1-877-481-4010 (Toll Free in the U.S. or Canada) or +1-919-882-2331 (International). Replay Passcode 54697

Replay is available until November 11, 2026

Sify reports Consolidated Financial Results for Q2 FY 2026-27

Revenues of INR 13,798 Million. Adjusted EBITDA of

INR 3,131 Million. Profit for the period INR 40 Million.

HIGHLIGHTS

•         Revenue was INR 13,798 Million, an increase of 31% over the same quarter last year.

•         Adjusted EBITDA was INR 3,131 Million, an increase of 33% over the same quarter last year.

•         Profit for the quarter was INR 40 Million.

•         CAPEX during the quarter was INR 8,573 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India's digital transformation is entering a phase of execution at scale. What was once a digital transformation agenda has now become a business imperative, with organizations investing in technology to improve productivity, resilience, and customer experience.

The country continues to benefit from a unique combination of progressive policy initiatives, expanding digital infrastructure, and a deep pool of technology talent. As AI adoption gathers pace, the need for secure, scalable, and interconnected digital infrastructure will become even more critical. This presents a significant opportunity for India to strengthen its position as a global technology and innovation hub.

At Sify, we continue to align our investments with these long-term trends. Our integrated portfolio of Data Centers, Networks, and Digital Services enables us to support customers as they modernize their technology environments and prepare for an AI-enabled future.

India is no longer preparing for the digital future—it is actively shaping it.  Sify remains committed to building the infrastructure and capabilities that will help power this next chapter of growth.”

Mr. M P Vijay Kumar, ED & Group CFO, said, “We continue to strengthen our businesses through sustained investments in infrastructure, technology platforms and people, aligned with the evolving needs of our customers and the long-term opportunities in India's digital economy.

Our investment priorities remain focused on expanding our Data Center capacity, modernizing our network infrastructure, enhancing our cloud interconnect capabilities and strengthening the tools and platforms that support operational efficiency and customer delivery. Equally, we continue to invest in developing our people, building the skills and capabilities required to support emerging technologies and deliver consistent outcomes across our businesses.

These investments are being pursued alongside a continued emphasis on cost competitiveness, resource optimization and cash flow management. While capacity expansion and capability building have implications for depreciation, interest and manpower costs, we remain focused on ensuring that capital allocation is supported by sound financial planning, prudent risk management and long-term business objectives.

Our priority is to maintain a strong balance sheet and adequate financial flexibility while investing for sustainable growth and creating enduring value for our shareholders.

The cash balance at the end of the quarter was INR 5,868 Million.”

BUSINESS HIGHLIGHTS

•         The Revenue split between the businesses for the quarter was Network services 43%, Data Center services 37% and Digital services 20%.

•         As on Sep 30, 2026, data center operational capacity stood at 136 MW. The subsidiary has a contracted capacity of 113 MW scheduled for delivery.

•         As on September 30, 2026, Sify provides services via 1,264 fiber nodes across the country, a 6% increase over same quarter last year.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts were the following:

Network Services

•         A leading national financial-market infrastructure institution contracted to connect its central facility with its data centres in multiple cities.

•         A global professional-services and technology major contracted to connect its office locations across India through Sify’s differentiated Hub Internet model.

•         One of India’s largest insurance companies contracted for branch-to-data-centre connectivity and Data Centre Interconnect (DCI) links.

•         The business delivered hyperscale internet capacity to a large data centre in Chennai, built to carry GPU-based AI training and inference workloads.

•         The business was contracted by one of the largest e-commerce players to connect its fulfilment facilities, supporting its instant-delivery operations.

•         Sify signed a combined network and managed-services contract from one of India’s largest non-banking financial companies.

•         During the quarter, Sify Technologies received provisional clearance from the Department of Telecom for two of its upcoming cable landing stations.

•         Sify also completed the rollout of its Hyderabad - Chennai National long-distance corridor during the quarter.

Data Center Services

•         A global multinational technology company into consumer electronics contracted for their first compute capacity in India.

•         An American multinational technology conglomerate and India's largest carrier-neutral, data center-neutral Internet Exchange Point expanded their contracted capacities at multiple locations.

•         The business signed a major capacity deal with a global leader in AI Cloud compute.

•         A global leader in personal computing, cloud and artificial intelligence contracted for their node in one of the newer facilities.

•         A leader in business communication contracted for Edge compute capacity.

•         A global leader in semi-conductor technology contracted for their first capacity in India.

•         The business signed a multi-year renewal contract with a global leader in enterprise software and cloud infrastructure.

•         A global trading and distribution major contracted to move their capacity from a competitor facility.

•         A regional bank and a technology player contracted to move from their on-prem facility to one of Sify’s facilities.

•         Two prominent banks signed up to expand their current capacity.

•         A regional bank contracted to set up their disaster recovery set up in Sify’s facility.

Digital services

•         One of India’s oldest FMCG player contracted for managed cloud services.

•         One of India’s largest insurance companies signed up for network managed services and security infrastructure refresh.

•         A global quick commerce major contracted for LAN and WiFi infrastructure across its entire delivery footprint.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS (In INR millions)

Description	Quarter ended September 2026	Quarter ended September 2025	Quarter ended June 2026	Year ended March 2026 (Audited)	Half year ended September 2026	Half year ended September 2025
Revenue	13,798	10,533	12,352	44,877	26,150	21,256
Cost of Sales	(8,795)	(6,294)	(7,462)	(26,843)	(16,257)	(12,868)
Gross Profit	5,003	4,239	4,890	18,034	9,893	8,388
Other Operating Income	51	81	45	376	96	166
Selling, General and Administrative Expenses	(1,858)	(1,871)	(1,899)	(8,123)	(3,757)	(3,889)
Depreciation and Amortisation expense	(2,012)	(1,740)	(1,920)	(7,274)	(3,932)	(3,419)
Operating Profit	1,184	709	1,116	3,013	2,300	1,246
Investment Income	72	16	70	34	142	16
Impairment loss on Investment	-	(4)	-	(26)	-	(26)
Profit before financing and income taxes	1,256	721	1,186	3,021	2,442	1,236
Finance income	4	-	-	1	4	1
Interest expenses on borrowings and lease liabilities	(1,142)	(914)	(1,022)	(3,950)	(2,164)	(1,751)
Interest expenses on pension liabilities	(1)	(1)	-	(13)	(1)	(2)
Profit/(Loss) before income taxes	117	(194)	164	(941)	281	(516)

Income Tax Expense	(77)	(81)	(99)	(425)	(176)	(148)

Profit/(Loss) for the period	40	(275)	65	(1,366)	105	(664)

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	40	(275)	65	(1,366)	105	(664)
Add:
Depreciation and Amortisation expense	2,012	1,740	1,920	7,274	3,932	3,419
Net Finance Expenses	1,138	841	1,022	3,949	2,160	1,606
Current Tax	159	103	122	487	281	225
Deferred Tax	-	-	-	-	-	-
Less:
Deferred Tax	(82)	(22)	(23)	(62)	(105)	(77)
Other Income (including exchange gain/loss)	(136)	(26)	(101)	(411)	(237)	(37)

Adjusted EBITDA	3,131	2,361	3,005	9,871	6,136	4,472

Segment Reporting:

(In INR millions)

	Quarter ended September 2026				Quarter ended September 2025
Particulars	Network Services (A)	Data Center Services (B)	Digital Services ( C)	Total (D)= (A)+(B)+(C)	Network Services (A)	Data Center Services (B)	Digital Services ( C)	Total (D)= (A)+(B)+(C)
External customers Revenue	5,879	5,172	2,747	13,798	4,280	4,150	2,103	10,533
Intersegment Revenue		22	55	77	-	22	55	77
Operating Expense	(4,901)	(2,893)	(2,769)	(10,563)	(3,427)	(2,248)	(2,428)	(8,103)
Intersegment Expense	(63)	-	(14)	(77)	(63)	-	(14)	(77)
Segment Result	915	2,301	19	3,235	790	1,924	(284)	2,430
Unallocated Expense:
Support Service Unit Costs				(90)				(62)
Depreciation and Amortisation				(2,012)				(1,740)
Other income / (expense), net				123				93
Finance Income				4
Finance Expense				(1,143)				(915)
Profit / (loss) before tax				117				(194)
Income taxes (expense) / benefit				(77)				(81)
Profit / (loss) for the period				40				(275)

	Half year ended September 2026				Half year ended September 2025
Particulars	Network Services (A)	Data Center Services (B)	Digital Services ( C)	Total (D)= (A)+(B)+(C)	Network Services (A)	Data Center Services (B)	Digital Services ( C)	Total (D)= (A)+(B)+(C)
External customers Revenue	10,637	10,454	5,059	26,150	8,659	8,111	4,486	21,256
Intersegment Revenue		44	110	154		44	110	154
Operating Expense	(8,664)	(5,903)	(5,257)	(19,824)	(7,110)	(4,440)	(5,109)	(16,659)
Intersegment Expense	(126)	-	(28)	(154)	(126)		(28)	(154)
Segment Result	1,847	4,595	(116)	6,326	1,423	3,715	(541)	4,597
Unallocated Expense:
Support Service Unit Costs				(190)				(98)
Depreciation and Amortisation				(3,932)				(3,419)
Other income / (expense), net				238				156
Finance Income				4				1
Finance Expense				(2,165)				(1,753)
Profit / (loss) before tax				281				(516)
Income taxes (expense) / benefit				(176)				(148)
Profit / (loss) for the period				105				(664)

Equity and Debt:

(In INR millions)

	Quarter ended September 2026	Quarter ended September 2025	Year ended Mar 2026
EQUITY	19,195	16,116	18,933
BORROWINGS
Long-term	36,109	26,729	23,205
Short-term	18,572	7,823	15,400
Less: Cash and Bank Balances	5,868	4,149	5,071
Less: Deposits lien marked towards loan	3,482	1,667	2,139
Net debt	45,331	28,736	31,395

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, adjusted EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

About Sify Technologies

A multiple times Golden Peacock award winner for Corporate Governance, and with AI at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging digital landscape and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art data centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of large enterprises, start-ups and SMEs looking to scale.

Businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from across India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, Sify Technologies, Sify Infinit Spaces, www.sifytechnologies.com and www.sifyinfinitspaces.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2026, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Publicis Group	Luri Group
Mr. Praveen Krishna	Nikhila Kesavan	Lucia Domville
Sustainability, Investor Relations & Public Relations	+91 9840124036	646.824.2856
+91 9840926523	nikhila.kesavan@publicisconsultants-asia.com	lucia.domville@lurigroup.co
praveen.krishna@sifycorp.com